UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

As previously disclosed in the Form 6-K filed by Nam Tai Property Inc. (the “Company”) on July 12, 2022, Nam Tai Group Limited (“NTG Limited”), a wholly owned subsidiary of the Company, brought a case against Wang Jiabiao and Zhang Yu (the “Defendants”), in which NTG Limited alleged that after lawfully removing the Defendants from their positions on the Company and Nam Tai Investment (Shenzhen) Co. Ltd.’s (“NTI”) investment team, the Defendants continued to illegally possess and control the company seals (also known as “chops”) and certificates of NTI and to take actions that harmed the interests of NTI. On July 5, 2022, the Shenzhen Qianhai Cooperation Zone People’s Court (the “Court”) in the People’s Republic of China (the “PRC”) issued an injunction order that prohibits the Defendants from using the company seals (including company official seal, special financial seal, special contract seal, legal representative seal and invoice seal) and certificates (including business licenses, organization code certificate and tax registration certificate) of NTI.

On August 15, 2022, the Court issued an order to freeze the bank accounts and assets (the “Freeze Order”) of the Defendants. The Freeze Order provides that four bank accounts belonging to the Defendants, in their personal capacity, in different banks in the PRC will be frozen until July 2023 and that certain vehicles and real estate property will be preserved and seized from the Defendants, until July 2024 and July 2025, respectively.

A copy of the press release discussing the Freeze Order has been attached as Exhibit 99.1 hereto. Copies of the Freeze Order have been attached hereto in both English and Chinese as Exhibits 99.2 and 99.3, respectively.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated August 18, 2022

99.2	Order of the Shenzhen Qianhai Cooperation Zone People’s Court, Yue 0391 Min Chu No. 4737, dated August 15, 2022 (English)

99.3	Order of the Shenzhen Qianhai Cooperation Zone People’s Court, Yue 0391 Min Chu No. 4737, dated August 15, 2022 (Chinese)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2022

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Interim Chief Executive Officer